SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 April, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Total Voting Rights dated 02 April 2013
Exhibit 1.2	Transaction in Own Shares dated 02 April 2013
Exhibit 1.3	Transaction in Own Shares dated 02 April 2013
Exhibit 1.4	Transaction in Own Shares dated 03 April 2013
Exhibit 1.5	Director/PDMR Shareholding dated 03 April 2013
Exhibit 1.6	Transaction in Own Shares dated 03 April 2013
Exhibit 1.7	Transaction in Own Shares dated 04 April 2013
Exhibit 1.8	Transaction in Own Shares dated 05 April 2013
Exhibit 1.9	Transaction in Own Shares dated 08 April 2013
Exhibit 1.10	Transaction in Own Shares dated 08 April 2013
Exhibit 1.11	Transaction in Own Shares dated 09 April 2013
Exhibit 1.12	Director/PDMR Shareholding dated 09 April 2013
Exhibit 1.13	Transaction in Own Shares dated 10 April 2013
Exhibit 1.14	Director/PDMR Shareholding dated 10 April 2013
Exhibit 1.15	Transaction in Own Shares dated 11 April 2013
Exhibit 1.16	Transaction in Own Shares dated 12 April 2013
Exhibit 1.17	Items of special business and director retirement dated 12 April 2013
Exhibit 1.18	Transaction in Own Shares dated 15 April 2013
Exhibit 1.19	Transaction in Own Shares dated 15 April 2013
Exhibit 1.20	Transaction in Own Shares dated 16 April 2013
Exhibit 1.21	Transaction in Own Shares dated 17 April 2013
Exhibit 1.22	Transaction in Own Shares dated 18 April 2013
Exhibit 1.23	Transaction in Own Shares dated 19 April 2013
Exhibit 1.24	Director/PDMR Shareholding dated 19 April 2013
Exhibit 1.25	Transaction in Own Shares dated 22 April 2013
Exhibit 1.26	Transaction in Own Shares dated 22 April 2013
Exhibit 1.27	Transaction in Own Shares dated 23 April 2013
Exhibit 1.28	Transaction in Own Shares dated 24 April 2013
Exhibit 1.29	Director/PDMR Shareholding dated 24 April 2013
Exhibit 1.30	Transaction in Own Shares dated 25 April 2013
Exhibit 1.31	Transaction in Own Shares dated 25 April 2013
Exhibit 1.32	Transaction in Own Shares dated 26 April 2013
Exhibit 1.33	Transaction in Own Shares dated 29 April 2013
Exhibit 1.34	Director/PDMR Shareholding dated 29 April 2013
Exhibit 1.35	Director/PDMR Shareholding dated 29 April 2013
Exhibit 1.36	Transaction in Own Shares dated 29 April 2013
Exhibit 1.37	Transaction in Own Shares dated 30 April 2013
Exhibit 1.38	Total Voting Rights dated 30 April 2013

Exhibit 1.1

BP plc - Total Voting Rights
BP plc - 02 April 2013

BP p.l.c.
Total voting rights and share capital

As at 28 March 2013, the issued share capital of BP p.l.c. comprised 19,169,839,004 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,810,918,860. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,174,921,504. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 1.2

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           2 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	28 March 2013
Number of ordinary shares purchased	4,500,000
Highest price paid per share (pence)	468.20
Lowest price paid per share (pence)	460.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.3

BP plc - Transaction in Own Shares
BP plc - 02 April 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 2 April 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 2 April 2013
Number of ordinary shares transferred:         12,449
Highest transfer price per share:                     £4.20
Lowest transfer price per share:                     £3.16

Following the above transfer, BP p.l.c. holds 1,810,906,411 ordinary shares in treasury, and has 19,166,651,453 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.4

BP plc - Transaction in Own Shares
BP plc - 03 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           3 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	2 April 2013
Number of ordinary shares purchased	5,000,000
Highest price paid per share (pence)	464.90
Lowest price paid per share (pence)	459.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.5

BP plc - Director/PDMR Shareholding
BP plc - 03 April 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 2 April 2013 by Fidelity Stock Plan Services LLC, that on 28 March 2013 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$41.876 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Fryar	129.633	206.736	545.059
Mr A. Hopwood	151.534	206.736	362.093
Mr H. L. McKay	321.493	206.736	658.294

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP plc - Transaction in Own Shares
BP plc - 03 April 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 3 April 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 3 April 2013
Number of ordinary shares transferred:         600,037
Transfer price per share:                                  £4.599

Following the above transfer, BP p.l.c. holds 1,810,306,374 ordinary shares in treasury, and has 19,164,251,490 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP plc - Transaction in Own Shares
BP plc - 04 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           4 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	3 April 2013
Number of ordinary shares purchased	5,000,000
Highest price paid per share (pence)	464.65
Lowest price paid per share (pence)	461.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.8

BP plc - Transaction in Own Shares
BP plc - 5 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           5 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	4 April 2013
Number of ordinary shares purchased	6,000,000
Highest price paid per share (pence)	461.90
Lowest price paid per share (pence)	451.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.9

BP plc - Transaction in Own Shares
BP plc - 8 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           8 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	5 April 2013
Number of ordinary shares purchased	5,050,000
Highest price paid per share (pence)	454.23
Lowest price paid per share (pence)	445.15
Highest price paid per share (cents)	690.67
Lowest price paid per share (cents)	687.17

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.10

BP plc - Transaction in Own Shares
BP plc - 8 April 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 8 April 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              8 April 2013
Number of ordinary shares transferred:      4,141
Highest transfer price per share:                  £3.94
Lowest transfer price per share:                   £3.68

Following the above transfer, BP p.l.c. holds 1,810,302,233 ordinary shares in treasury, and has 19,149,755,631 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.11

BP plc - Transaction in Own Shares
BP plc - 9 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           9 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	8 April 2013
Number of ordinary shares purchased	5,590,190
Highest price paid per share (pence)	451.43
Lowest price paid per share (pence)	444.75
Highest price paid per share (cents)	688.00
Lowest price paid per share (cents)	684.33

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.12

BP plc - Director/PDMR Shareholding
BP plc - 09 April 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 8 April 2013 by Computershare Plan Managers that on 28 March 2013 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.9710 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	4263
Mr R. Bondy	6197
Dr M. C. Daly	4507
Dr B. Gilvary	933
Mr A. Hopwood	35
Mr D. Sanyal	3468
Dr H. Schuster	1167

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr R. Bondy	54	N/A	N/A
Dr M. C. Daly	N/A	77	N/A
Mr B. Looney	52	N/A	N/A
Mr D. Sanyal	N/A	11	N/A
Dr H. Schuster	N/A	N/A	17

BP p.l.c. was further advised by Computershare Plan Managers that on 28 March 2013 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of $6.9710 per share, through the BP Scrip Dividend Programme.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	2239	1263	4263
Dr M. C. Daly	895	947	N/A
Dr B. Gilvary	1623	947	N/A
Mr B. Looney	871	1579	3229
Mr D. Sanyal	1141	1263	N/A
Dr H. Schuster	1083	1263	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.13

BP plc - Transaction in Own Shares
BP plc - 10 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           10 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	9 April 2013
Number of ordinary shares purchased	5,670,000
Highest price paid per share (pence)	451.55
Lowest price paid per share (pence)	447.90
Highest price paid per share (cents)	698.50
Lowest price paid per share (cents)	691.83

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.14

BP plc - Director/PDMR Shareholding
BP plc - 10 April 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected person

BP p.l.c. was advised on 10 April 2013 by Computershare Plan Managers that on 10 April 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.5075 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                70 shares
Dr B. Gilvary                70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                70 shares
Mr B. Looney              68 shares
Mr D. Sanyal               70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.15

BP plc - Transaction in Own Shares
BP plc - 11 April 2013
BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           11 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	10 April 2013
Number of ordinary shares purchased	3,250,000
Highest price paid per share (pence)	455.40
Lowest price paid per share (pence)	449.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16

BP plc - Transaction in Own Shares
BP plc - 12 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           12 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	11 April 2013
Number of ordinary shares purchased	5,292,000
Highest price paid per share (pence)	453.38
Lowest price paid per share (pence)	449.20
Highest price paid per share (cents)	698.33
Lowest price paid per share (cents)	696.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.17

BP plc - Items of special business and director retirement
BP plc - 12 April 2013

Items of Special Business and Retirement of a Director
BP p.l.c. 2013 Annual General Meeting

The following items of special business were passed at the BP p.l.c. Annual General Meeting held on 11 April 2013:

Resolution 18 - Share buyback
To authorize the Company generally and unconditionally to make market purchases (as defined in Section 693(4) of the Companies Act 2006) of Ordinary Shares with nominal value of $0.25 each in the Company, provided that:

a. the Company does not purchase under this authority more than 1.9 billion Ordinary Shares;

b.         the Company does not pay less than $0.25 for each share; and

c.         the Company does not pay more for each share than 5% over the average of the middle market price of the Ordinary Shares for the five business days immediately preceding the date on which the Company agrees to buy the shares concerned, based on share prices and currency exchange rates published in the Daily Official List of the London Stock Exchange.

In executing this authority, the Company may purchase shares using any currency, including pounds sterling, US dollars, and euros.

This authority shall continue for the period ending on the date of the Annual General Meeting in 2014 or 11 July 2014, whichever is the earlier, provided that, if the Company has agreed before this date to purchase Ordinary Shares where these purchases will or may be executed after the authority terminates (either wholly or in part), the Company may complete such purchases.

Resolution 19 - Directors' authority to allot shares (Section 551)
To renew, for the period ending on the date of the Annual General Meeting in 2014 or 11 July 2014, whichever is the earlier, the authority and power conferred on the Directors by the Company's Articles of Association to allot relevant securities up to an aggregate nominal amount equal to the Section 551 amount of $3,194 million.

Resolution 20 - Directors' authority to allot shares (Section 561)
To renew, for the period ending on the date of the Annual General Meeting in 2014 or 11 July 2014, whichever is the earlier, the authority and power conferred on the Directors by the Company's Articles of Association to allot equity securities wholly for cash:

a. in connection with a rights issue;

b. otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 561 amount of $240 million.

Resolution 21 - Notice of general meetings
To authorize the calling of general meetings of the Company (not being an Annual General Meeting) by notice of at least 14 clear days.

This notice is given in fulfilment of the obligation under LR 9.6.18

Retirement of a Director
The Board of BP p.l.c. announces that Dr Byron Grote retired as an Executive Director of the Company with effect from the conclusion of the Annual General Meeting held on 11 April 2013.

This notice is given in fulfillment of the obligation under LR 9.6.11(2)

Exhibit 1.18

BP plc - Transaction in Own Shares
BP plc - 15 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           15 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	12 April 2013
Number of ordinary shares purchased	5,084,000
Highest price paid per share (pence)	452.05
Lowest price paid per share (pence)	445.85
Highest price paid per share (cents)	693.67
Lowest price paid per share (cents)	688.17

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19

BP plc - Transaction in Own Shares
BP plc - 15 April 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that:

On 15 April 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              15 April 2013
Number of ordinary shares transferred:      684,837
Transfer price per share:                                £4.5075

Following the above transfer, BP p.l.c. held 1,809,617,396 ordinary shares in treasury, and had 19,124,880,278 ordinary shares in issue (excluding treasury shares).

On 15 April 2013 BP p.l.c. also transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              15 April 2013
Number of ordinary shares transferred:       6,543
Highest transfer price per share:                   £3.94
Lowest transfer price per share:                    £3.16

Following the above transfers, BP p.l.c. holds 1,809,610,853 ordinary shares in treasury, and has 19,124,886,821 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.20

BP plc - Transaction in Own Shares
BP plc - 16 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           16 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	15 April 2013
Number of ordinary shares purchased	6,150,000
Highest price paid per share (pence)	452.25
Lowest price paid per share (pence)	441.75
Highest price paid per share (cents)	687.00
Lowest price paid per share (cents)	682.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.21

BP plc - Transaction in Own Shares
BP plc - 17 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           17 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	16 April 2013
Number of ordinary shares purchased	6,128,000
Highest price paid per share (pence)	449.50
Lowest price paid per share (pence)	443.60
Highest price paid per share (cents)	685.17
Lowest price paid per share (cents)	684.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.22

BP plc - Transaction in Own Shares
BP plc - 18 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           18 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	17 April 2013
Number of ordinary shares purchased	5,960,000
Highest price paid per share (pence)	446.75
Lowest price paid per share (pence)	438.90
Highest price paid per share (cents)	677.50
Lowest price paid per share (cents)	671.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23

BP plc - Transaction in Own Shares
BP plc - 19 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           19 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 April 2013
Number of ordinary shares purchased	5,900,000
Highest price paid per share (pence)	443.50
Lowest price paid per share (pence)	437.25
Highest price paid per share (cents)	688.17
Lowest price paid per share (cents)	676.33

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.24

BP plc - Director/PDMR Shareholding
BP plc - 19 April 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was notified on 18 April 2013 by Barclays Wealth that on 28 March 2013 Mr Ian Davis, a Director of BP p.l.c., acquired 140 BP ordinary shares(ISIN number GB0007980591) at a Reference share price of $6.9710 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.25

BP plc - Transaction in Own Shares
BP plc - 22 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           22 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 April 2013
Number of ordinary shares purchased	6,000,000
Highest price paid per share (pence)	448.65
Lowest price paid per share (pence)	444.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.26

BP plc - Transaction in Own shares
BP plc - 22 April 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 22 April 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                           22 April 2013
Number of ordinary shares transferred:   13,759
Highest transfer price per share:               £3.94
Lowest transfer price per share:                £3.16

Following the above transfer, BP p.l.c. holds 1,809,597,094  ordinary shares in treasury, and has 19,096,286,580 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.27

BP plc - Transaction in Own Shares
BP plc - 23 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           23 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	22 April 2013
Number of ordinary shares purchased	4,500,000
Highest price paid per share (pence)	450.00
Lowest price paid per share (pence)	444.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.28

BP plc - Transaction in Own Shares
BP plc - 24 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           24 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	23 April 2013
Number of ordinary shares purchased	6,000,000
Highest price paid per share (pence)	451.60
Lowest price paid per share (pence)	445.15
Highest price paid per share (cents)	693.33
Lowest price paid per share (cents)	688.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.29

BP plc - Director/PDMR Shareholding
BP plc - 24 April 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

The Director shareholding announcement released on 9 April 2013 under RNS 9206B showed an incorrect number of shares acquired by Dr B. Gilvary under the 'Scrip dividend for ordinary shares', the number of ordinary shares acquired was 993. The corrected announcement is shown below.

BP p.l.c. was advised on 8 April 2013 by Computershare Plan Managers that on 28 March 2013 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.9710 per share, through participation in themBP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	4263
Mr R. Bondy	6197
Dr M. C. Daly	4507
Dr B. Gilvary	993
Mr A. Hopwood	35
Mr D. Sanyal	3468
Dr H. Schuster	1167

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr R. Bondy	54	N/A	N/A
Dr M. C. Daly	N/A	77	N/A
Mr B. Looney	52	N/A	N/A
Mr D. Sanyal	N/A	11	N/A
Dr H. Schuster	N/A	N/A	17

BP p.l.c. was further advised by Computershare Plan Managers that on 28 March 2013 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of $6.9710 per share, through the BP Scrip Dividend Programme.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	2239	1263	4263
Dr M. C. Daly	895	947	N/A
Dr B. Gilvary	1623	947	N/A
Mr B. Looney	871	1579	3229
Mr D. Sanyal	1141	1263	N/A
Dr H. Schuster	1083	1263	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.30

BP plc - Transaction in Own Shares
BP plc - 25 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           25 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 April 2013
Number of ordinary shares purchased	4,200,000
Highest price paid per share (pence)	459.25
Lowest price paid per share (pence)	452.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.31

BP plc - Transaction in Own Shares
BP plc - 25 April 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 25 April 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              25 April 2013
Number of ordinary shares transferred:      864
Transfer price per share:                                £4.20

Following the above transfer, BP p.l.c. holds 1,809,596,230 ordinary shares in treasury, and has 19,079,887,444 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.32

BP plc - Transaction in Own Shares
BP plc - 26 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           26 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	25 April 2013
Number of ordinary shares purchased	4,500,000
Highest price paid per share (pence)	462.60
Lowest price paid per share (pence)	454.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.33

BP plc - Transaction in Own Shares
BP plc - 29 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           29 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	26 April 2013
Number of ordinary shares purchased	3,250,000
Highest price paid per share (pence)	457.45
Lowest price paid per share (pence)	450.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.34

BP plc - Director/PDMR Shareholding
BP plc - 29 April 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

The Director shareholding announcement released on 13 February 2013 under RNS 8231X showed an incorrect number of ADSs acquired by Mr H L McKay, the number of ADSs acquired was 4,104 and not 4,429 as originally stated. The corrected announcement is shown below, all other information remains unchanged.

BP p.l.c. has been notified by Mr H L McKay the following senior executive (a person discharging managerial responsibility in BP p.l.c.) that on 12 February 2013 he elected to participate in the BP Annual Cash Bonus Deferral Plan.  The company announces that on 6 March 2013, in accordance with the plan, he will acquire 4,104 ADSs (ISIN number US0556221044) at $43.99 per share shown against his name.  He will also be granted 7,070 Restricted Share Units.  The ADSs and the Restricted Share Units are all subject to a three-year retention period.  The Restricted Share Units will vest on 15 January 2016.

Mr McKay will be entitled to any dividends paid on the ADSs.  In addition, he will be entitled to additional ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.35

BP plc - Director/PDMR Shareholding
BP plc - 29 April 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

The Director shareholding announcement released on 12 February 2013 under RNS 7124X showed an incorrect number of ADSs acquired by Mr R. Fryar, the number of ADSs acquired was 3,236 and not 3,437 as originally stated. The corrected announcement is shown below, all other information remains unchanged.

BP p.l.c. has been notified by the following senior executives whose names are listed below (all persons discharging managerial responsibility in BP p.l.c.) that they have elected to participate in the BP Annual Cash Bonus Deferral Plan.  The company announces that on 6 March 2013, in accordance with the plan, the senior executives will acquire either the number of BP Ordinary Shares (ISIN number GB0007980591) at £4.658 per share or the number of ADSs (ISIN number US0556221044) at $43.99 per share shown against their respective names.  They will also be granted the number of Restricted Share Units shown against their respective names.  The Ordinary Shares, the ADSs and the Restricted Share Units are all subject to a three-year retention period.  The Restricted Share Units will vest on 15 January 2016.

Name of PDMR	Date of election	Number of Ordinary Shares	Number of Restricted Share Units
Mr R Bondy	08 February 2013	22,393	46,653
Dr M Daly	08 February 2013	13,758	28,663
Mr B Looney	08 February 2013	16,454	34,280
Mr D Sanyal	07 February 2013	13,104	27,301
Mr H Schuster	07 February 2013	13,379	26,758

Name of PDMR	Date of election	Number of ADSs	Number of Restricted Share Units
Mr R Fryar	09 February 2013	3,236	5,487

The plan participants will be entitled to any dividends paid on the Ordinary Shares or ADSs.  In addition, they will be entitled to additional Ordinary Shares or ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.36

BP plc - Transaction in Own Shares
BP plc - 29 April 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 29 April 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                               29 April 2013
Number of ordinary shares transferred:       11,947
Highest transfer price per share:                   £3.94
Lowest transfer price per share:                    £3.16

Following the above transfer, BP p.l.c. holds 1,809,584,283 ordinary shares in treasury, and has 19,069,699,391 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.37

BP plc - Transaction in Own Shares
BP plc - 30 April 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           30 April 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	29 April 2013
Number of ordinary shares purchased	2,249,000
Highest price paid per share (pence)	456.95
Lowest price paid per share (pence)	451.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.38

BP plc - Total Voting Rights
BP plc - 30 April 2013

BP p.l.c.
Total voting rights and share capital

As at 30 April 2013, the issued share capital of BP p.l.c. comprised 19,065,199,391 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,809,584,283. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,070,281,891. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 9 May 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary